

MISTERB&B
2019 Report

Dear investors,

Dear Wefunder investors community,

As this global health crisis keeps disrupting our lives and economies, I wanted to share information with you about how the company is doing during these hard and frightening times. As an important part of the misterb&b family, we want to share how we've handled the situation so far.

We expect this travel disruption will end as others have before and we believe misterb&b and its community of hosts can weather the storm, thanks to a strong operating model & loyal global gay community of travelers. We are confident in our strategy and continue to manage the company carefully to maintain and build value for the long term.

Our business, as others in Travel, slowed mid-February and then dropped early March -95% GMV & Revenue YoY and -45% traffic YoY. We saw it coming and strategically acted early. A very agile company, we can scale up or down rapidly. Our low fixed costs mean that the company's expenses rise and drop along with our revenue, making it easier to endure the current situation.

Nevertheless, we put the company into hibernation mode 5 weeks ago and took action in many areas to reduce our costs to the strict minimum:
-Temporary unemployment for employees of French subsidiary, including founders
- Payroll taxes and rent suspended in France
- Froze marketing expenses except for minimal paid search
- Negotiated with suppliers for free services (for 90 days) and discount
- Cut 10 out of 11 developers from outsource tech company
- Laid off 15 staff at customer support in Lima out of 25

Additionally we applied for the US Paycheck Protection Program & Economic Injury Disaster Loan program. This will help us protect our cash reserves.

Not surprisingly, even during these extraordinary times, our community is helping and we are putting our resources at the service of those most in need:

- supporting health-care workers and caregivers on the front line: misterb&b is in contact with hospitals around the world to find nearby accommodations for doctors and nurses.

- supporting “Le Refuge”, a French NGO helping homeless young LGBTQ cast out by their families. Because of the lockdown, some are forced to go back to unwelcoming families. Thanks to our hosts, we can provide apartments for them to shelter in place and stay safe.

Hundreds of hosts volunteered to offer their homes for one night or even more. That’s incredibly heartwarming. We are contacting them as soon as we have a matching request in their cities.

Strength of business and growth heading into crisis:
We were on a very solid path prior to the crisis and this is one of the reasons why we remain reasonably optimistic. Remember that thanks to your contributions on WeFunder we added thousands of LGBTQ-friendly hotels to misterb&b in late fall 2019? The very first signs of success were there: right prior to Covid-19 impact, this incremental inventory was driving our business with strong growth and huge expectations for peak season, with our global GMV on a +20% MoM growth!

What we are working on, for the future:
- continuing to leverage economic stimulus plans both in France and the US
- developing internal technical functionalities to increase productivity
- looking ahead to the shape of the travel industry post Covid-19
- developing additional opportunities and create new revenue flows

Take care of yourselves, take care of your families and loved ones. Our thoughts remain with the people impacted by this outbreak and also with all who are currently left without a family or friends to support them, especially LGBTQ seniors now isolated, alone at home or in a nursing home.

Stay Safe,

Matthieu

CEO & Co-founder

We need your help!

Another WeFunder round

Investors reached out and offered help during this period. Some suggested we launch a GoFundme page. Others asked about potential investment opportunities with discounts on a convertible note. We have been considering all these options as a possible way to strengthen our position and secure our cash reserves especially given the uncertainty that will prevail for the months to come.

After careful consideration, we have decided to go the crowdfunding road again by opening a new round on Wefunder. This is the opportunity to renew the bond between the community and the company. Your demonstration of support for the community, the company and the misterb&b team will get you parts of the company in exchange. More than just a community member, you will onboard the investment team and will help sustain and accelerate what we’ve built together over the last 5 years. This new money will be used to fund the necessary Covid-19 adaptations, fuel the recovering growth, help us scale the “mister for good” program and give us greater financial security in these challenging times.

misterb&b dominates the LGBTQ accommodations market by far. We are THE choice for LGBTQ travelers when they want to travel and stay within their community. Also, with the looming economic crisis, misterb&b will help hosts earn much needed income from their spare space or their primary residence while travelers will search for more budget accommodations. With primary residences much less regulated, we have a big part to play with our private room inventory, our major differentiation with other players.

The desire to travel and connect is a basic need, exploring and discovering is part of who we are as humans. Traveling might be different but our fundamentals put us in a very strong position to thrive once the world recovers. By the way, we count on you all to use misterb&b as soon as you decide to travel the world again :-).

Please find our new Wefunder campaign on this link. Considering the current economic situation, we have doubled the discount offered during the previous round: the discount is now 20%. If you can join, now would be the best time!

https://wefunder.com/misterbandb

Sincerely,

Matthieu Jost

CEO

François de Landes de Saint Palais

COO

Marc Dedonder

CCO

Our Mission

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals and added LGBTQ friendly hotels thanks to the super successful 2019 Wefunder round. We want to be the go-to travel company for the LGBTQ community, where you read a city guide by a gay local, book a place to stay, and book all your tourist experiences, knowing that you're getting the safest travel experience out there.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Growth
- Hotel offering launch
- Connection tool for our community to connect

The Bad

- Hard to find employees willing to work for a company serving the LGBTQ market
- More resources needed to cope with constantly changing local regulations
- With more and more content, harder and harder to offer up to date translations in our 6 languages

2019 At a Glance

January 1 to December 31


$$$$

$2,819,939 +19%
Revenue



-$2,188,004
Net Loss


IOU!

$179,454 [59%]
Short Term Debt



$2,053,497
Raised in 2017



$1,200,000
Cash on Hand
As of 05/25/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

misterb&b empowers the gay community to travel more safely, feel welcome & get local insider tips wherever they go. We're the world's largest gay travel lodging platform, with more than 220,000+ hosts across 135 countries offering short-term rentals. With more than $13.5M raised institutionally, we want to offer our loyal community and supporters the opportunity to own a part of our company.

The driving mission behind misterb&b is to ensure all LGBTQ travelers and hosts can connect in real life and feel welcome everywhere. We started with short-term rentals, but misterb&b will be much larger than that. We won't rest until we are the go-to travel company for the gay community, where folks can read a city guide written by a gay local, book a place to stay, and book all their tourist experiences, knowing that they're getting the best and safest travel experience out there.

Milestones

SFO84, Inc was incorporated in the State of Delaware in March 2014.

Since then, we have:

- Alumni of 500 Startups.

- 220,000+ hosts over 135 countries.

- Raised $13.5M USD to date from institutional investors like Project A and Ventech.

- First gay app selected "App of the day" on the Apple Store in June 2018

- Joel Simkhai (founder of Grindr, sold for $300M USD) early investor.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,819,939 compared to the year ended December 31, 2018, when the Company had revenues of $2,363,566. Our gross margin was 84.25% in fiscal year 2019, compared to 74.78% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $3,172,230, including $1,626,242 in cash. As of December 31, 2018, the Company had $3,499,504 in total assets, including $176,548 in cash.

- *Net Loss.* The Company has had net losses of $2,188,004 and net losses of $3,701,037 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $2,258,186 for the fiscal year ended December 31, 2019 and $435,107 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $11,640,477 in equity, $906,229 in convertibles, and $1,139,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1000 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SFO84, Inc cash in hand is $1,100,000, as of December 2019. Over the last three months, revenues have averaged $170,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $275,000/month, for an average burn rate of $105,000 per month. Our intent is to be profitable in 24 months.

There are no material changes or trends in our finances or operations that occurred since the date that our financials cover

Like all the travel inddustry, misterb&b has been impacted by Covid 19.

We are very agile and can scale up or down rapidly thanks to our marketplace business model. Our low fixed costs mean that the company's expenses rise and drop along with our revenue, making it easier to endure the current situation. While the crisis forced us to drastically and swiftly reduce our fixed costs, it also showed us how to reduce our manpower even more once back in business.

Additionally we have applied for the US Paycheck Protection Program & Economic Injury Disaster Loan program.

Some of our investor also reached out to reinvest in this particular period and we have closed a first $200K loan.

Strength of business and growth heading into crisis: We were on a very solid path prior to the crisis and this is one of the reasons why we remain reasonably optimistic. Remember that thanks to your contributions on WeFunder we added thousands of LGBTQ-friendly hotels to misterb&b in late fall 2019? The very first signs of success were there: right prior to Covid-19 impact, this incremental inventory was driving our business with strong growth and huge expectations for peak season, with our global GMV on a +20% MoM growth!

What we are working on, for the future:
- continuing to leverage economic stimulus plans both in France and the US
- developing internal technical functionalities to increase productivity
- looking ahead to the shape of the travel industry post Covid-19
- developing additional opportunities and create new revenue flows

Also, misterb&b is a strong leader and dominates the LGBTQ accommodation market by far. Where else will travelers go if they want to travel and stay gay. Also, with a looming economic crisis, renting a spare room or their primary residence will help hosts maintain their income while travelers will search for budget accommodation. With primary residences much less regulated, we have a big part to play with our private rooms inventory, a major differentiation with other big players. Our plan is still to close our series B round by the end of 2021.

The desire to travel is a basic need, exploring and discovering is part of who we humans are. Traveling might be different after this event but our fundamentals put us in a very strong position to thrive once the world recovers.

Net Margin: -78% **Gross Margin: 84%** **Return on Assets: -69%** **Earnings per Share: -$91,166.83**

Revenue per Employee: $93,998 **Cash to Assets: 51%** **Revenue to Receivables: 2,515%** **Debt Ratio: 71%**

SFO84__Inc._F.K.A_MisterBnB__Inc._and_Pinklab_360_12-31-19.pdf

SFO84__Inc._F.K.A_MisterBnB__Inc._and_Pinklab_360_12-31-17_FS.PDF

SFO84__Inc._F.K.A_MisterBnB__Inc._and_Pinklab_360_12-31-18_FS.PDF

We ♥ Our 1838 Investors

Thank You For Believing In Us

Joel Simkhai
Patrick H Perrine
Genaro Guevarra
Braam Du Toit
Aldrin Montesa
Chung Yeung Choi
Donald A Foor Jr
Matthew Barnes
Nicholas Tham Wen Loong
Otto Van Der Westhuizen
Kyle Pfister
Bryian Tan
Paul Bohm
Henry Reed Siegerist
Jeffery Peters
Kim Cappelen Barnard
Adam Cetinski
Douglas QUERL
Alan Duarte
Dan Ohlson
Vadim Milman
Stephen A Chretien
Frank Palazzolo
Tyler Mills
Melanie Williams
Christy Gray
Robert Szymanski
Ian Maxson-Davies
Ricardo Rivera-Yagnich
Burton Melius
Rey Medina
Brandon Jordan
Raul Soto
Mauro Faraoni
Martin Phillips
Cristobal Deantas
Guy Ben-Gad
Keith Hunt
Blake Bryant
Gerard Bion
Sam Goldsmith
Cory Clines
Vishwa Schoolwallah
Martin Broadstock
Riccardo Tinnirello
Jose Cortes
Sean Churgin
ROBERT KLINGENSMITH
Yannis Zapantis
Matt Wilce
Baylen Fernandez
Marcelo Mota
Tony White
Bryan Rosado
Cole Caruso
Alan Vonlanthen
Steven Hook
Jonathan Guirales
Elkin Arroyo
Bryan Boccard
Fernando Guzman
Shane McEwen
Alejandro Duran
Mark Eaton
Will Hong
Ken Macy
Pascal Thompson
Dominic Garafola
Paul R Grace
Joshua Hamilton
Andrew Kissling
Martin Roberts
Kevin Klein
Brian Lawlor
Kenneth Njoku
Danielle Amiel
Falk Bandt
Daniel Bhalla
Len Lanzi
Kevin Smith
Chris Shields
Damon Phares
Thomas Oestergart
James Balaguer
Dwight Schmidt
Ernesto Catalan
Robert Brandon Sokol
Cesar Hz
Greg Brady
Bobby Edelman
Charles Pressler
William Neil Baird
Dennis Kole
Daijreous Poole
Davy Raphael ACHERON-...
Yoan Sourisse
Anthony Davidowitz
Gregory Osiegbu
Walter Smith
Scott C Graham
Elizabeth Harris
Xavier Vaucois
Olivier Lacheze-Beer
Joel Bautista
Andrew Haine
Karl Jones
Michael Komatsu
Larry Gnatzig
Nadir Wright
Joel Russell
Michael Allen Hullett
Felipe Dini
Cameron Gertz
Marc Breit
Ralph Durst
Roger Lund
Richard Lawson
Nikolaos KOULOUSIOS
Robet Anderson
Donald S Ratledge
Chris DeBerry
Walter Bridgham
Anthony Scarcello
Cyril Grislain
Frederic de Bourguet
Peter Orgain
Tom Tolkien
David A. Tagliente
Radoslav Soth
Marylane Joy Aqwa
Ajeet Singh Sethi
Kerry Kassinger
Marc Sanders
John Reese
Joseph Bush
Edwin Lam
Felix Remennik
Edgar Benjamin Cabrera
Orion Lafuente Missbauer
Jason Bradley
Morgan Z Whirledge
Jatin Shah
Reid Hodges
Lyle Notice
Juan Esteban Arango
Dotun Kenny Akinwale
Daniel Ancrum III
Michael Sausser
Carlos Hill
Eric Chen
Onur Varol
Jim Rosser
Todd Reade
Emmanuel Vaughn
Dennis Elkins
James Mewes
Kirk M Gilmore
Christian Lush
Sergey Shitov
Nuno Milagres
David Jennings
Shawn King
Matthew Jones
Nelson C. Savino-Caraballo
Martin Fuchsberger
Humberto Garcia
Savalas Colbert
Ellis Moses
Fernando Valle
Chase Ragazzi
Sean Borg
Kevin Wong
Panagiotis Tsaki
Jason DeMoranville
Tim Sexton
Gregory Steenbeek
Jorge HENRIQUES
Axel Goedecke
Logan Cai
Kevin Flanagan
Robert Leeper
Antonio Aiello
Michael Aswad
Matthew Breuer
Daryl Rashaan King
Robert Stephen Browning
Jo Tra
Johnny Pierce
Alexandre Morey
Shayne Alarid
David Lawrence Mitchell
Joe Collins
Shinsuke Itakura
Jamie Driscoll
Phillip Newton
Ron Foster
Richard Goldstein
Josh Gutteridge
Erik Teno
David Frech
Stephane Martin
Jonathan Bierner
Chris Hou
Anthony Glenn
Diana Thai
Asher Taylor-Dawson
Mounir Aouribi
Chad Foster
Mauro Walden-Montoya
Patti Neal
Thierry Gerard Alaux
Nancy DiRienzo
Jerome Baladad
Mark O'Donnell
Gary Lynch
Jeff Rehfeldt
Rainer Filthaut
Teng Kit Foong
Raymond Hayes
Garrison Adomian
Robert C Ganser
Brian Hopkins
Loren Locke
Paul Flores
Andrew Knight
Patrick Feeney
Raoul Grandhomme
Rick Leach
Martin Schlegel
Andrea BOGHI
Cory Kantorowicz
James Michael Ashcraft
Darryn Wolff
Miklos Molnar DR
Mark White
Scott Minervini
Yaron A Tov
Gary Vaughan
Robert Faust
Stephen Robert Bryan
David Desjardins
Jay S
Geert Donne
Daetwaun Bogan
Vikrum Vishnubhakta
Shao Wei Chia
Tristan Pollock
Zach Herries
Dionisio Javier Formoso ...
Nicholas Miller
Benoit Resillot
Anthony Victor
Brian Semple
Kevin Turner
Neil Iyengar
Eric Chen
Zarko Runko
Pier'o Balz'o
Daniel Schmidt
Jorge A Mendoza Barajas
Erick G Suarez Nunez
Winston Ibrahim
Aris Giachnis
Maria Clarissa Fionalita
Thomas Negran
Sittipong Nutsatit
Carlos Mas Rivera
Michael Snow
Carl Goolsby
Melvin Kasanrokijat
Yvonne Charles
Essam Omar
Terrance Montgomery
Jeremy Lecoeur
Samuel Koester
Andrew Wigg
Eric L Hernandez
Charles Steilen
Joseph Boyer
Chris Gallaway
Jeffrey James Osmer-Tor...
Jackie Lee
Babak Ashrafi
Mike Giardino
Michael Martinez
William Hudson
Wladimir Salazar
Ulf Mikaelsson
Maro Orte
Jack Yee Tan
Stanley M Pearlberg
James Schwartz
Kevin Perrin
Jose Francisco Pedraza ...
Benjamin Samuel Collins
Just Arnaud
Tuomo Rapo
Octavian Oancea
Daniel G. Ledo
Andy Fang
Sayan Bandyopadhyay
Cyril Shestakov
Ka Lau
Stefanos Likkas
Leonard Sullivan
Ernesto Hidalgo
Joe Hinson
Klemens Arro
Catherine Chen
Stephen Best
Patrick O'Driscoll
Michael Butler
Michael Williams
Matthew Bedick
Derek Schulz
Anselm Bucheimer
Chattray A Chea
Sandro Siljan
Amey Patankar
Cathy Conzi
Manuel Ursprung
Lance Keast
Craig Heath
Richard Herbach
Hugo Mussenden
Jean Milu Truesdale
Juan Herrera
Jacopo Gardini
Curtis J. King
Oege Goslings
Dan Webb
Georg Andreas Broch
Cameron LeCave
Danial A Porta Jr.
Elizabeth Gonzalez
John REDMON
Andrea Chin
Gazzera Christian
Craig Kaner
Johnny A Land
David Jones
Marcus Varnai
Dinesh Lalchan
John Madison
Craig Friedman
Chima Agbam
Malcolm Oglesby
Dann Michael Arreola
Ahmed Alqaizi Alfalasi
Steve Ratkay
David Vaughn
Howard Alexander
Mohammed K Aaref
Guillaume LIONNET
Alexander Smotrov
Bryan Pruett
Robert Cline
Herve Rey
Guillaume Pepin
Jay Paul Bullard
Marc Rich
Joseph Mercado
Nathan Gary Flood
Siu Kee Tsang
Rakshet Sachdev
Stephen A Rhodes
Rey Del Pilar
Aaron Brown
Fabian Pirmann
Brett Henry
Dana Holmes
Scott Olson
Alfonso (Alfie) Pacheco
Terry Chang
Massimo Brigo
Yannis Moati
Gary Burg
Titi Tukes
Dan Ohlson
Shawn Kemp
Glenn Prado
Antoine Barde
Glenn Brooker
Andre Willey
John Gilbert
Vincenzo Guglielmi
Jeremy Hebert
Marc Ramsey
William Huckeba
Christopher Pemberton
Don Meeks
Thomas Murray Jr
Brian Kight
Felix Nwokolo
Christine & Christopher Al...
Grant Hawthorne
John Frezoulis
Eric Mayer
Mark Hunker
Georg Andreas Broch
Rick Hurlbut
David Brodzenski
Michael Leonard
Colton Weeks
Bjoern Wendland
Kurt Dahl
Kevin A Barry
Wei Hu
Mochila Daniel Galecio
De'vannon Hubert
Walter A. Segovia
Roberto Ortiz
Todd Ellison
Ron Tiesler
Daniel Thad Aley
Brian Coffey
Carlos J Avila
Marobert Prum
Josh Ledeon Steele
Michael Moniz
Kevin Stacy
Joseph Lease
Elma Joery Canoy
Hany Youssef
David S Embry
Dirck Rilla
Don St Jules
David Giehl
John O Toole
Pouria Pezeshkian
Austin Nation
Pierre Japhet
Paulo Arriola-Headley
Jeanna Motmans
Alejandro Martinez
Francois Nicolas Flipo
Berhan Duncan
Justin Meyer
Eric Scott Williams
Fernando Gonzalez
Brett Palmer
Vlad Ionescu
Felino Dela Merced
Maximilien Lesnes
Ed Nun
Jason Brian
Jonathan Grupp
Jeffrey Cohen
John Veal
Kokoe Johnson
Lars Richard Rasmussen
Wilfrid Jean-francois
Jeremy Willette
Kathi Taylor Laarz
Rodrigo Caicedo Aristiza...
Nadir Alkan
Jamika Palmer
Jerry Boyette
Chris Meador
Peter Goatz
Norberto Veras
John Wallace
Manuel Cortez
Pietro Briocchi
Sam Williams
Nick Shabanoff
Mathias Fobi
Joseph M. Jones
Mitchell Sternard
Clyde Martin
Gregory Morales
Eric Shoen-Ukre
Eric Janssen
Andrew Jeffery
Neil Mauricio Skinner
Danton Tsang
Brian Randal Harradine
Sir Michael Norsworthy
Carrington S. Balderson
Charles M. Seigel
Harold Stevens
Phat Nguyen
Michael Herzfeld
Robert Meadows-Stein
Charles Hayter
Christopher Coneys
Christoph Paulweber
Tanner Tallon
Douglass Garibaldi
Nicolas LECOANET
Rodrigo Teixeira Marabot...
Wulveryck Thomas
Francesco Magagnini
Juan David Arroyave Hen...
Carl Goolsby
Jesse Hackshaw
Darnelle Radford
Richard Dude
Peter Cornish
Benoit Hamel
Brina Mata
Jack Drummond
Pleayo Tovaranonte
Francois LORTHIOIR
Johnson Hor
David L Ransom Jr.
Charles Johnson
Georgios Papadimitriou
Stephen Gellatly
Kenneth R Noto
Scott Poniewaz
Barry Wood
Guillermo Di Bella
Tanesha Honeygan
Cody Osterman
Gary Carroll
Willis Lin
William Walker
Chinta Mani Bajgai
Rh Christensen
Geoff Stafford
Jaco Botes
Roger Perea
Yong Ken
Samuel Quinones
Howard Levinson
Mitsuo Miyashiro
Jonatan Milewski
Jordan Matney
Tom Horton
Taylor Yunis
Darrick Jackson
David Coates
Gan Eng Wee
Aaron Riggins
Enrique V Godinez
David Burman
Brian Franklin
Marc Hoban
Atanas Christov
Taylor Kozaczki
Marcio Kobayashi
Adam Thodey
Edwin Yu
Tina Horowitz
John Andrew Duenas
Hank Paul
Cory Snively
Peter Van Rheede
Francois David
Scott Galimidi
Vasily Pronin
Francesco Zanier
Tiffany Shafer
Derrick Lancaster
Allen Brown
Daniel Chow
Rian Metelko
Lucian Dobrin
Raphael Sousa
Brandon Keith
David Aguilar
Bill Peter Ferguson
Jesus D. Aviles
Dino Fabio
Edward Song
Nuno Vasconcelos
Michael Gerbatsch
Nikolaos Christoforou
Dom Tiu
Bruce Arell
Rob Braga
Josh Liptzin
Vova Engelsberg
Todd Ellison
Gene Craig Coombs
Qarlos Villagran
Juan Sebastian Pardo
Julie Williamson
Rob Finch
Clyde Wilcox
Jamie Banes
Agustin Castillo
Gordon FISHER
Amit Anand
Jeremy Hinman
Enrique Perez
Lim Yee Lin
James E Warren
Sarah S Pollak
Shana Sharp
Ralph Cecere
Dena Glassco
Dennis Wilson
Nicolas Vallet
Ray McCawley
Tieres Tavares
Richard Goffin
Stephen Magee
Paul Carlyle
Louis H RODRIGUEZ
Robert Jeremy Ransom
Jamie Bridenstine
Zachariah Roehn
Marc Giacomazzi
Brian Arthur Dohe
Wan Yee Cheak
Jorge L Lastra
Brendon Weeks
Dave Matthews
Eamon Roche
Jimmy Saade
Mark Yurich
Fructuoso Menchavez
Krzysztof Klusek
Jim Brandt
Bud Russell
Carlos H Vizcarra
Buckley Carlos Jeppson
Ezra Rosenblum
Corne Bouman
Jacques Zimmermann
Bastiaan Pleijzier
Raymond Wu
Alexander Clarence McInt...
Vincent Scott
Richard Reynolds
Kevin Zuber
Laura Lynn Bleier Tummin...
Milford Eddie John Willia...
Stewart Hamilton
Joel Kaatz
Dea Wilson
John Santo
Yvonne Moussa
Adam Johnson
Saravanan Kannapiran
Martin Steinbach
Zi Gin Pan
David DeGroat
Chris Wong
Gabe Lopez
Simon Lysnes
Romain Collet
Randy Frank
Rolf Roemer
Don SPRADLIN
Anthony Hand
Michel Galvez Bautista
Marc Echeveste
Danis Joh Ray GT
Justin Fisher
Miguel Garcia Lopez
Neil Baker
Joe Hayes
Gene Lauze
Michael Johnson
Alex Ace Antazo
Boris M. Riek
Ken Willard
Bartek Novack
Scott Rivelli
Matthew Anderson Cross
Aaron Mueller
Aymeric Leger
Bazikwinshi IRA Koze Ste...
Francisco A Martinez Trejo
Justin Bearden
Stas Miczyk
Kevin Hughes
Jimmy Chau
Curtis Edgar
Sibuelk Moraes
Francis Fraber
Anthony Melo
Cameron Hill
Mario Malcak
Steve Rodriguez
Peryoun Ily
Stephen Morales
Edward S Campanaro
Janis Lielamers
Rob Bergmann
Joel Dwyer
Gissell Cowing
Blair Bryant Nichols
Lee Brocklehurst
Andre De Beer
Rich Evans
Gregory Rossi
Jc Jaramillo
Steven E Young
John Bridges
Ashley Camidge
Carnell Brame Jr.
Jan De Ceuleneer
Geoffrey Milton
Jose F Cuesta
Ed Waaler
Svein Sundalsfoll
Jai Crouch
Kenneth Welch
Robert Ellington
John Ferris
Ash Anderson
Alexander Elfatairy
Robert Novakovic
Kevin Adams
William Padilla-Pagan
Erik Giesen
Steven Singletary
Andrea Propersi
Rory Sugino
Andrew Bycoffe
Leila Mirza
Kristine Halida
Ariel Reyes
Justin Wood
Steven G McCloy
Hunter Jones
Daniel Soto
Michel Jansen
Pascal Chesnot
Robert McArthur
Enrique Rosa Benavides
Steve Graf
Ross Bishop
Siraj Tahir
Vivek K Hatti
William Boyd
Britt Plattner
Javier Vico
William Gadomski
David B FIELDS
Ryan Weightman
Paul Dana Garofolo
Luis Ornelas
Daniel Martinez ORTEGA
Giuseppe Trettenero
Sara Amitay
Alex Matthews
Brian Herman
Franck Bourbon
Frederick J WITZLEBEN
Allen Patterson-Sterling
David Rogers
Steve MASTERS
Cary Menage
Tiffany Zachry
Sri Krishna Kumar Chandr...
Jeffery C Hillebrandt
Steven Harvey
Xiaoguang Chen
Michel Heitstuman
Ricardo Allen
Maxamillian Klinoff
Peter Ross
Jaap Kuster
Jared LeBlanc
Chris Price
Cory Liebmann
Henry Igid
Daniel Kidd
Harshad Joshi
Nick Polak
Brian Wright
Brad Betten
Mark Warren Hill
Hua Zhao
Andrew Dagg-Murry
Craig Stephen WWashing...
Brad Takemura
Mike Scott
Ludovic David-Heredia
Daniel Lares
Alberto Aparicio Canon
Dana Frederick Blickwedel
Jon Bartlett
Joseph Edwin
Spence Harrell
Alojsia Betta Guerra
Alexandre Ferreira
Curtis J. King
Martin Verstelle
Travis Thuringer
Patrick Thiele
Javier Campos Gavilan
Ron Ellis
Atticus Li
Michael Simon
Thinh Timothy
Juan Zavala
Khayal Alasgarov
Michael Mazzaroppi
Lopez Jammer
Francisco Hec
James Bake
Wily Ang
Anthony Williams
Michael Michael
Mike Galway
David Tong
Kerry M Remlinger
Trever Rivera
Vinod Gauba
Vaitea Matehau
Damion Washington
Shaunna Theriault
Chris Prickett
Gary Hicks
Heriberto Rivera Beltran
Mitzi Bokolas
Karan Hinduja
Ebelsain Villegas
Bernard Headland
Mark Peturson
Bill Godwin
Mauri Portillo
Jorge Colunga
Saifuddin Rahmat
Bear Jo
Rick Muirhead
Jerry Hemstock
Sammy Vargas
Mitchell Nadel
Michael D Hetchler
David Close
Ravi Singh
Santosh Kumar
Jeffrey Greenberg
Jonathan Chung
Robert Dewey
Channa Obeyesekere
Jebin Gautam
Christopher Maudsley
Joseph Quickle
Steven Carroll
Patricia Snow
Mark Moore
Allan Wernham
Mark Troy
Jean Paul Salchli
Christopher Jambor
Rastislav Kanuch
James Hartman
Alan James Christie
Kenneth Granle Jr.
Aamir Z Farooqi
Willem Remmelink
Laurent Samama
David Greene
Muhammad Septianniko ...
Hong Kim Hoong
Thomas Engler
Berger Benoit
Joseph D Hogan-Sanchez
Michael Aaron Green
Jonathan Wright
Eric Bianchini
Paul Norman Aragon Vill...
Naina K Dhaurali

Christof De Beer
Charles A Strode
Edward Bonilla
Brian Stewart
Andrew Hopkins
John B Fish
Casey Greene
Ryan Montoya
Garrett Lawlor
Bradley S Ballard
David D. Rolls
Patrick Myers
Willard Korson
Rudolph Koser
L A Farmer
Mark Sinclair Johnson
Daniel RAPON
Dean Broadhurst
David Mesecher
Edward Garcia
Roger Johnson
Gilles Collong
Samuel Mayhue
Kevin Chung
Orlando Martinez
Peter Rosenberg
James Wilkins
Will Tatam
Jedadiah Jamerson
Pravin MAURYA
Carlos Arias
Kristopher Thompson
Andrew Laird
Michael Connolly
Kevin Hovis
Rajiv Desai
Roger Jerome
Xavier Lalizel
Francisco Araiza
Kevin Carbajal
Juan German
Atif Javaid
Walter Lewis
Leon Horvat
Herman L Quinn Jr
Jan Hendrik De Bruin
Adrian Petelski
Sebastian Felipe Ordone...
Daren Christensen
Malik FENKROUZ
Euan Mancer
Chin P Quek
David Ullmer
Paolo Vanoni
David Pascoe
Adolfo Yee
Michael R. Scullary
Mollie Ouma
Stephane Tezza
Srinivas Muktha
G Paul Kowal
Nigel Locker
Anthony Albano
M William JOUVE
Isabelle Jost
Wan Kar Keong
Tom Youkilis
Theodore Grant Bradpiece
Adelaide Kauffmann
Marius De Jager
Alejandro Garcia Lemos
Brian Didsbury
Shinichi Otani
Pierre Olivier Teissier-Cle...
Yannic Herzog
Alberto Grau Martins De ...
William Goff
Cheng Chung CHI
Evgeny Boxer
Patrick Savourey
John Egan
Holger Gerd Koeckritz
Jeff Bazer
Osmin Rosario
Brian J Douglas
Amanda Crenshaw
Matthias Ladwig
Michael Gerlach
Kevin M Herington
Stanley Chiu Wing LAM
Leo McCormick
Edward Arnold
Erasmo Leon
Anubrata Banerjee
R. Thorne
Richard Palmer
Michael P. Belmonte
Guy Fitzsimmons
Jeff Pagliei
Rodrigo Herzberg
Ronnie Lau
Kevin A Stradtner
Michael A. Foley
Darryl Smith
Nicholas Butler
Michael Longley
Kurt Zhong
Steve Kimmey
Kevin D Owens
Brent Mickey
John Foster-Vinard
Richard Young
Hamilton Tyler
Bent Kjelsberg
Shalabh Bansal
Debra Beasley
Thomas C Hartman
Trevor Lewis
Ashton Murray
Kevin Taylor
David Epstein
Lluis Sastre Vaquer
Jorge Lizon Ramon
Joel Srour
Patrick Buckley
Michael Escobar
Ravaut Frederic
Jose Hermida
Sean Marz
James Brevard
Kevin Kruger
Peter Mcgrane
Shawn Patrick O'Neill
Lloyd Thompson-Taylor
Ronnie Andrade
Christopher Harmon
Armando Sanchez
Hsiu Ming CHANG
Scott Albright
Tzu Yu Huang
Raymond M Conforti
Duhen Florian
Vincent James
Christian Andres Bonilla S...
John Hempstead
Walter Bowles
Nida Goulding
Vagner De Moraes Perez
Ed Stanton
Sapna Thapa
Kevin Krupa
Castel PRALINE
Helen Ryan
Joao Carlos Correia Marti...
Christoph Wegener
Gianni Galli
Garry Staegemann
Dean Klassy
Peter M. Cafaro
Michael Connolly
Brandon Saiz
Donald James Purvis
Angel Jova
Sebastien TOMASI
Fernando Ona
Chad Townsend
Lorenzo Rodriguez Y Rios
Curtis Brown
Brendan Parlor
Byron Alfredo Perez Inig...
Oscar Rivas
Thomas Hankins
Cooper Jager
Kendra Chapman
Brian Tj Jackson
Basil Fraser
Nathan Webber
Dan Hupkowicz
Roosevelt Scott
Latoya Godwin
Andreas Kuoni
Riccardo Vino
Ignacio Avila Jr
Brad Huffman
Joswe Lara
John Newcombe
Robert M. Robledo
Carl Jurrjens
Eloim Ellis
Kiat Lim
Steven DiFalco
Mathieu Pattou
Irene Nazareno
Peter Brooks
Phil Hargreaves
Silvio Grasso
Johan Lotz
Brad Fletcher
Richard Isom
Lamar Robinson
Ann Sullivan
Peter Yates
Bruno MAESTRI
Andre Jean REMY
Che Smith
Maclin BENOIT
Javier Angel
Kelly Sherman
Reinhard Haubner
David Troxell
Elton Diniz
Mike Sheahan
Tadgh Macaulay
Scott Bilheimer
John Brooks
Magnus Johann Cornette
Kristian Robert Villafana
Fernando Muniz
Jeffrey Nash
Michael Browne
Willem Vandermaesn
Tom Lengyel
Jason Wilson
Michael Beauchamp
Nicholas DaBella
Eli Van Den EIJNDE
Jesse Pan
Boris Manis
Ron Kelly
Erick Prillwitz
Giuseppe De ANGELIS
James MacArthur
Joshua Martin
Bryan Matson
Andrew Plummer
Bill Beck
Daragh Bennett
Kathy Miller
Louis Philippe MARTIM
Carlos Kanamori
Mark Kats
Zachery Oman
Juan German
Robert Mercado
Kiku Serra
Shayne MacLaren
Norman Sigler
Paul Belanger
Roderic David
Robert Keith
Juho Ahlman
John Studenka
Ronald Gonzalez
Alex Hnatov
Quentin Morgan
Shamar Thomas
John Maloni
Fajar Adi Prasetyo
Blake Hensley
Olivier SEGOT
Mark KINZIE
John Twomey
Patrick Niedo
Hanon Julien
Joshua Ehrhart
Carlos Cesar Solano Cone...
Olivier JUINO
Sebastian Montiel
Nicolas Fortuna
Frank Rossi
Frederic RENAUT
Michael Bennett
Dale Collings
Ron Wallen
Sreecharan Sankaranaray...
Cory Don Elrod
Paul Nowak
Sudhir Popat
Clyde Terry
Steve Guarnaccia
Fernando Carreon
Li Jia LONG
Howard Cunningham
Thomas Valentino
Anthony Siskos
Mr Gavin McStay
Barry James
Andrea Cavagnini
Craig Kimbrough
Arnaud Houvet
Thaddeus Norman
Jesse Bernard
Iqbal Haer
Brian Causey
George Montaus
Dellane Harry
Miles Sari
Larry Martin
Stefan Eich
Roy Ofir
Kevin Moore
Ravi Raj Akula
Benjamin Buaud
Lucious Jones
Pete John Buenafe
Yiran Huang
Nirmal Jayesh PATEL
Michael Harris
Ralf Schumacher
Hall Billard
Jorge Padron Peligero
Timothy Chiu
Rudy Gizzi
Matthew West
Nguyen Quang Minh
Come Rahmani
James Sanford
Ian Allan Anderson
Epifanio Figueroa
Robert Brian Vohs
Francisco Rojas Aleix
Giovani Alexander Alvarez
Steven Dick
Daniel Hanemann
David Pletcher
Luc Vong
Vince Lee
Philippe Lauber
Jett Winders
Bence Kozma
Isaac Romanov
Sara Wiedmaier
Gawie Wolmarans
Rebecca Pascoe
Michael Benson
Matthew Cunningham
Carlos Manuel Chavarri
Eric SIMASIKU
Kevin Boteilho
Nam Nguyen
Gerardo Boccara
Mark Holodnak
Eric Merlau
Steven A Lopez
Theo Trapalis
Dominic Hoak
Joe Warburton
Gabriel Schmidtke
Diane Korach
Trevor Lee
Kevin Treco
Don Spivak
Daniel R Rose
James Womboldt
Jaydeep Patel
Luis E. Ortiz
Allen Lang
Eric Wiggins
Brandon Berg
Marco Curzel
Linda Sudduth
Darby Jones
Mats Goedknegt
Emma Whalley-Hands
Max Porcaro
Vimeux Hochberg
Derek Davis
Daniel Holguin
Nicolas LECOANET
Joseph Brady
Rio Caceres
Paul John Wright
Paul McHenry
David Bugbee
Jim Davidson
Manoj SUSARLA
Janel Fletcher
Shannon Bowerman
Kingsley Ojukwu
Jay Alan Smith
Eric Scheiner
Wayne Barbin
Steven Schroeder
Hart T Roussel
Dr. Michael Faller
Vincent Barbato
Colin Fraley
J F OMARA
Robye Lumb
Carlos Arturo Marrufo
John Ward
Steve Williams
Anton Marais
Scott Knapp
Timothy Roger Post
Terry F Robinson
David Jackson
Robert Reynolds
Rodney Salvas
Lester Alan Smeal
Zachary Jacquez
Ramon Garcia
Hong Chee WAH
Nathan Greer
Gary Cotterell
Michel Napoli
Brian Ziemba
Davide Silvestre
Carl Fergus
Raymond Wiehe
Roberto Romero-Perez
Szkudlarek Gregory
Duane Pulford
Tom De Blaes
Fabio GHERSINI
Roman Sacharov
John Rothgerber
Donna Sapp
Choonsik Moon
Charles Lee Johnson
Brian Janeshek
Arnold Jitchaku
Jeff Durgin
Keith Rochefort
Jeff Yee
Martin Ivanov
Darien LIBURD
Michael Folkman
Jost Stephanie
Lewis Tasker
Nicolas Staelens
Loic Martin
Mads Georgsen
Pierre Clavens Jean MARIE
C R Ratliff
Eric Somuah
John Paul
Frederic CAZALES
Richard Renn
Paul Kenfield
Andrew Gillon
Laurent Totel
Pierre SERNE
Filipe Peerally
Jost Denys
Baliram Patiram
Davender Bhardwaj
Thibaud BECHU
Steven Gibbs
Laurent Tomasini
Kim Montgomery
Shamal Waraich
Joseph Housey III
Michael L. Wiersma
Darrell B Perry
Joseph Tanner
James Levi Justus
Eric Glunt
David Kelsey
John Williford
Marcelo Paulo Chueiri
Andrew Bergeron
Alan Lewis
Pablo Gutierrez
Benjamin Wahlquist
Alan Weinstein
Brandon Brown
Steven Kwon
John Bellaire
Robin Lengton
Peter TOTH
Michael L. Valenzuela
Paul Welch
Hector Salvador Lopez
Rahul Mangal
Thomas Dudenhoeffer
Sam Poncot
Paul King
Brian Rowland
David Dunstan
Isaiah Walter
Rob O'Donnell
Michael Hubbard
Warren S. Fourie
Steven Campanelli
Ryan Hanson
Ken Cuaderno
Ted Smiley
Tyron N. Terry
Michael Woloschinow
Stephan Lehmann
Juan Pablo Palacio
Anthony John Newton
Danny Lane
Daetwaun Bogan
Antonio Napolitano
Brian Oper
Timothy Vandermause
Margarita Olmos
Pierluigi Gianni Vecchi
Lou Gittler
Andrew Dena
Asaf Max
Jerome Charlet
Srikanth Rao
Carter Vineyard
Alexander Martin
Alireza Hemmati
Urscheler A Daniel
Jason Haile
Benjamin Redmond
Daniel Stec
Eric Chew
Rashaan James II
Franco Boffice
Tracy Mabone
Surajit Bose
Connor Dowling
Andrew Douds
Frederick Van Wijk
Darrius Upshaw
Scott Rogers
Dave Roberts
Mark Terna
Mishaan Magan
Diego Fernandez Baca
Andrew, Jr. Morehead
Andrew Leibman Jr
Joel LOPEZ
Clement DUBEROS
William T. Johnson
John Thackray
Ronald F Martin
Ariel Saliva
Harald Breuer
Stephen Jefferson
Christopher Adam Abston
Ron Alexander
Fernando Bonilla
Keith JOINER
Mikkel C. Simonsen
Adam Hurt
Calvin Smith
Juanito Ilagan
Brent Lawrence
Sumit Pokarna
Roberto Bugarini
Jaime E VACA
Trevin Zerfass
Stephen Sweet
Donna N Goodwin
Cyrille Pertuisot
Martin Wagner
Eric Vickers
Michel Vellard
Ram Bhattarai
Iker Ibanez Banos
Sebastian Ricken
Darien Hudson
Roman Aguilar
Nataraj Sindam
Emmanuel Dubois
Jaime Enrique Castro
Rudolph Mckinney
Yoshihiko Ito
Yus Ibrahim
Ronald Mulder
Bardoux Roger
Alexander Delahoz
Kauffmann ETIENNE
John Ordway
Jean Manuel Viel
Fritz Seelhofer
Daniel Smith
Alexander Fry
Carl Zhou
Tristan Carlson
Andy Kuncl
Ahmad El Tannir
Rodrick Ellis Loud DDS
Justin Nel
Brennan Bilberry
Gary Eugene Cooper
Richard Sleaver
John Cross
Shawna E Evans
Jose M Ramos-Bell
Lennon Pierre
Lorenzo Galletti Di Santa ...
Jose Salvador
Brian Ferree
Steve Jones
Erik D Thrasher
Matthijs Van Der Wel
James Simpson
Jamison Medrek
Emmanuel Tourneret
Rene Alby
Jeffrey Clements
Daniel Brown
David Belliveau
Pierre LANDY
Joseba Imanol Guesalaga...
Gustavo Liu
Troy Root
Dermot Newton
Robert McIntosh
Steve Stringfellow
Brad Wellens
Graziano Merone
Scott Sykes
Jair VALENZUELA
Delan Naidoo
Michael Humphreys
Laneshia N
Terrence O James
Gertrude Denk
Brian T. Stires
Alexander Ali Lajevardi
Michael Day
Roosevelt Scott
Loquai Christophe
Milton Hallin
Daniel Kim
Paul Mayhook
Keith Pearson
Brian Jorgensen
Cosimo Anselmo
Manoj Kunchala
Deana Snyder
Jimmy Guire
Nemanja Babic
David M McClelland
Beniere Romain
Endre Foerland
Donald C Spare
Nerjusi Mikolaitis
Ruben Castillo
Patrick Sheeran
Ryan Masser
Thomas Carver
Richard Cardin
Louis Sostilio
Adrian Jaeger
Jonathan Leonard
Charles W Knaack
Darryl Shears
Kai Hern How
Mark Monaghan
Cliff Beard
Vance VOGEL
David Drabkin
Mario Marin
Bryant Edwards
Adam Lopez
Jonathan Whitten
Stephan Judge
Nicholas Clark
Felix Kuemmerli
Michael Dubin
Olivier Selles
Enrico Eastmond
Nick Ly
Mark McMahon
Samuel Hoffman
Bryson Higgins Kelpe
Glenwood Bowser
Judd Goldberg
Mario Munoz
Paul R. Barnard
Romain Delebecque
Asim Naqvi
Roberto Reyes
Francois Roux
Joshua Tims
Giorgio Molinario
Lavone Fisher
Hanif Javanmard Khamen...
Shaun Brown
Mark W. Thompson
Ryan Wu
Robert Son
Prashant Shukla
Harald Ober
J Orlando Santos
Girard Bertrand
Armando Vera-Torres
Clayton Nottleman
Alexander Espenshade
Nicholas Carre
Manuel Osorio
Abdulla Aldilaijan
Mark Bernstein
Andres Campillo
James Crouch
Gary Nobel
Brandon MANN
Sylvain Morel
Gilles Mennegand
Saravanen KANNAN
Joseph Sass
Heriberto Gonzalez
Bogdan Nedelcu
Gavin Warrener
Larry Dobson
Lim Choon How Jeremy
Francesco RELLINI
Morgan BERLANGA
Mr. Randy Manaigre
Stephan Pochet
Eric J Kist
Jess H.
Jason Radlinger
Brian Oentoro
Zhuoran Dai
Nathan Moyes
John LaMarca
Moe Al-Ali
Joseph Kenney
Frank Kane
Philip O'Neill
Varonier Stefan
Richard Haywood
Jim Rickards
Amy Adams
Marylyn Fortson
Otis Autrey Jr
Saverio Gigli
Guillaume Leprince
Kyle Miller
Adam Sproston
Alan Izat
Cesar Moreno
Kenneth D. Dietz
Jasper Ankh
Christopher Garza
Massimiliano Freddi
Don E. Johnson
Carlo COLOMBARINI
Deverick Martin
David Nuyen McCabe
Thomas Sitrin
Guy Bernar
Freddy J Trujillo
Scott Northrup
Jaem Prueangwet
Jesse Bernard
Syrina Foster
Davin Hutcheson
Gustavo Trejo
Jeffrey Nichols
Atul Gupta & Alan Gelman
Antoine Montgomery
Alberto MANSERVIGI
Caren Bolling
Joe Leone
Mark A. Wallace
David Bolduc
Morgan Purrier
Matthew Brooksher
Leigh Cambre
Kyle Matthews
Derek Cabaniss
Thaddeus Logan
Ron Giddings
Edward CHURCH
Mark Madden
Patrick Hancock
Mark Lundberg
Patrick Naong
Robert Pesch
Jacky LECLERC
Ashfaque Omer
Josef WOJTKOW
Mark Danak
Robert Reeley
Edward Kendrick
Michael Pool
Joel Froding
Julian Nanang Gani
Jason Irving Simmons
Ross Grubel
Kenneth Colangelo
Blerim Kukaqi
Alan Winchell
Gregory Hayes
Justin Weatherby
Ken MacKenzie
Kevin Rowland
Gerald Grant II
Kelly James Stutes
Luis Balaguer
Alexander Solovey
Colin R HUNTER
Edouard Primaux
Alan Lessik
Donald Garrett
Tony Nelson Kadir
Fernando Esteban Varas
Vincent Hibbert
Sergio Ayrton Rojas Salles
Yulian Dimitrov
Jayfarh Pour
Tika Dahal
Nerinder Ajaj Biharie
Joseph Brem
Felix Tirado
Miguel Angel Diaz Castillo
Vadim Kudabaev
Shannan Johns
Boyan Velev
Ryan Smith
Bernard JOYEUX
Lisa Russell
Harvey Owen
Jan M Den Ouden
Stephen A Wright
Alexander Cox
Mercedita Oducado
Edward Keith Manson
Martins De Barros
Barry King
Alain CAILLAUD
Kunthea BOUTELOUP
Alan Howard
Scott Lorsch
Stephen Nicholson
Mario Leyva
Ben Bateman
Rabeau Vincent
Angel Lopez
Mira Kracke
William Kaneversky
Robert Lacy
Benjamin Develey
Mr Jeff WHYTE
Far Ann YESSOUFOU
Gabriel Lee
Ariel Prado
Scott Gericke
Pai Hua WANG
Mark Dusseau
Mario M. Choi
Colin Mallinson
Alger Steenhuis
John Naranjo
Keante Hendricks
Timothy Stephen Royer
Alexandra Duckett
Ronald Mallard
Flavio Consalvi
Benjamin Robert Kittner
Robert Baker
Maksims Jemeljanovs
Tomas Bily
Carlos Thomas
Ching Ho Chuang
Michael Hill
Raymond Thormin
Vincent Thomas
Thomas Wu
Gerald Wood
Cesar BORJA
Gregory Merlin
Ernest E Phinney
Nefetari Mells
Krzysztof Wojtowicz
Alexander Bogle
Louw De Witt
John Tangco
Brandon Seager
Greg Rowley
Alan James Christie
Blair Joseph Merriam
Dean Muir
Randy S King
Marek Prachar
Jeffrey Steinour
John Ramirez
Amir Abouzalam
Bryan Dunham
James R Miller

Harry Wiley
Marcus De Guzman
Elizabeth Pasternak
Lawrence M Campana
Craig C. Kinsey
Francis H Devine
Sebastien Moulin
Hyacinth McFarlane
Kerry Knott
Thomas Durden
Beverly Jenkins
Michael Lyons
Paulo Henrique De Lima ...
Anton Georgiev Hristov
Paul Bugeja
James Cameron
Matthew S LaValle
John R Smith
D. Beatrice Frias
William Bond
Ainsley Cephas
Erick Skiest
C David Weyman
Bruce Custer
Randel Thibodeaux
Alessandro Lecis
Russell Larocque
Christopher Felton
Stephen Nelson
Suzanne Federico
Jiang Yu
Patrick O'Day
N IRA J Kumar VERMA
Devender Sadanala
Thomas Mayer
Mairon F BATISTA
Benjamin Torrese
Jason Jarvis
Carrick Sears
Andrew G. Roots
Greg TURKO
Katie Powers
Rahul Handa
Bil Corry
Marius Asifiwe
Daniel Blanco
Jose Luis Quiroga Garcia
Jay Graboff
Muhammad Jazil
William Winters
Leana Rodriguez
Rod Ciocho
J. T.
Ntale Lukama
Jean BOURCEREAU
Samir Sawhney
Alexander Heinz
Craig Johnson
Ayana Cooper
Ricondo Crutchfield
Nathan Smith
Michael Barabash
Sam Scalise
David Bradford
Armando Sanchez
Walter Rowntree
Stan Neal
Cameron Constant
Robet Anderson
Carlos De Abreu Dos Reis
Don Uranker
Trent Moore
Kenneth Taubenfeld
Maria C Arevalo
Brandi Lopez
Jane Mackenzie
Jennifer Rockwell
Bradley Gallop
Justin D Bengry
Ralph Garza
H. Prema
Anton Grabovski
Deviprasad Mulluru
Martha J. Rose
Carl Russo
John ENRIQUEZ
Linda Archer Miller
Wayne Pitter
Meunier Fabrice
Frank Tang
Rhonda Holloway
Yulin Wright
Mahesh Agrawal
James R Anderson
David Bohnett

Thank You!

From the misterb&b Team



Matthieu Jost
CEO



Francois de Landes de Saint Palais
COO



Marc Dedonder
CCO



Anissa Truchet

CMO

15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert



Jean Bourcereau

Board Member

Managing Partner at Ventech



Anthony Bazhuhin

CTO

Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager



Arnaud Houvet

Head of Operations

Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR



Anton Waitz

Board Member

General Partner at Project A Ventures.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Matthieu Jost	CEO @ misterb&b	2014
Jean Bourcereau	VC @ Ventech	2017
Francois De Landes De Saint Palais d'Aussac	COO @ misterb&b	2014
Marc Dedonder	CCO @ misterb&b	2014
Anton Waitz	VC @ Project A	2017

Officers

OFFICER	TITLE	JOINED
Matthieu Jost	CEO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Marc Dedonder	Secretary	2014

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2017	$8,426,153	Preferred Stock	Section 4(a)(2)
01/2017	$1,139,500	Safe	Section 4(a)(2)
03/2015	$113,888		Section 4(a)(2)
04/2015	$1,073,337		Section 4(a)(2)
08/2015	$2,027,099		Section 4(a)(2)
12/2019	$200,000		Regulation D, Rule 506(c)
10/2019	$106,841		Regulation D, Rule 506(c)
04/2019	$50,000		Regulation D, Rule 506(c)
10/2019	$60,000		Regulation D, Rule 506(c)
11/2019	$55,000		Regulation D, Rule 506(c)
12/2019	$284,388		Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/09/2019	$50,000	3.0%	10.0%	$40,000,000	04/09/2022
10/02/2019	$106,841	3.0%	10.0%	$40,000,000	10/02/2022
10/27/2019	$60,000	3.0%	10.0%	$40,000,000	10/28/2022
11/13/2019	$55,000	3.0%	10.0%	$40,000,000	11/13/2022
12/02/2019	$284,388	3.0%	10.0%	$40,000,000	12/02/2022
12/03/2019	$200,000	3.0%	10.0%	$40,000,000	12/03/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
BNP	05/28/2020	$480,000	$480,000	0.25%	03/10/2025	Yes

Related Party Transactions

SFO84, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	17,166,191	16,223,582	Yes
Class B Common Stock	30,000,000	2,038,386	Yes
Class A Common Stock	7,500,000	6,962,950	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,370,814

Risks

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[8];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $40,000,000.00 (the "Valuation Cap") (or $35,000,000 for the first $25,000 of investors) divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SFO84, Inc

- Delaware Corporation
- Organized March 2014
- 30 employees

584 Castro Street
San Francisco CA 94114

https://www.misterbandb.com

Business Description

Refer to the misterb&b profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

misterb&b is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/misterbandb/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*